Underlying supplement no. 850 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated May 24, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

iShares® MSCI Emerging Markets Index Fund (EEM)

General

•	Lehman Brothers Holdings Inc. may offer and sell notes linked to an index fund from time to time. The index fund will be linked to an underlying index. This underlying supplement no. 850 describes the iShares® MSCI Emerging Markets Index Fund (the “Index Fund”) and the MSCI Emerging Markets Index (the “Underlying Index”). The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the iShares® MSCI Emerging Markets Index Fund involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 850 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 850, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

May 24, 2007

“iShares®” is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers Holdings Inc. The notes, linked to the performance of the iShares® MSCI Emerging Markets Index Fund, are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Underlying Supplement

Risk Factors	US-1
The iShares® MSCI Emerging Markets Index Fund	US-4

MTN Prospectus Supplement
Risk Factors	S-4
Description of the Notes	S-13
Supplemental United States Federal Income Tax Consequences	S-37
Certain ERISA Considerations	S-44
Plan of Distribution	S-45
Appendix A	S-48

Base Prospectus
Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 850, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 850, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 850, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 850 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 850, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or

US-i

a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 850, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the iShares® MSCI Emerging Markets Index Fund (the “Index Fund”) will involve certain risks. Investing in the notes is not equivalent to investing directly in shares of the Index Fund, any of the common stocks held by the Index Fund or any of the common stocks included in the MSCI Emerging Markets Index (the “Underlying Index”). In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks as well as the other information contained in this underlying supplement, the accompanying MTN prospectus supplement and base prospectus and the documents incorporated in the prospectus by reference before you decide that an investment in notes linked to the Index Fund is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

There are risks associated with the Index Fund.

The Index Fund has a limited operating history, having commenced trading in April 2003. Although the shares are listed for trading on the New York Stock Exchange (“NYSE”) and a number of similar products have been traded on the NYSE for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market.

In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment advisor. The Index Fund is subject to management risk, which is the risk that the BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

While the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the Index Fund’s assets in other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. In addition, the Index Fund may invest in a representative sample of common stocks included in the Underlying Index and not hold all or substantially all of the common stocks included in the Underlying Index. Finally, the performance of the Index Fund and that of the Underlying Index will generally vary due to transaction costs, certain corporate actions and timing variances.

In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from its net asset value per share; shares of the Index Fund may trade at, above or below their net asset value per share.

For all of the foregoing reasons, the performance of the Index Fund may not correlate perfectly with the performance of the Underlying Index over the same period. Because of this imperfect correlation, the return on the notes will not be the same as an investment directly in shares of the Index Fund, common stocks held by the Index Fund, common stocks included in the Underlying Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

We cannot control actions by BGFA, which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and BGFA has no obligation to consider your interest.

The policies of BGFA concerning the calculation of the Index Fund’s net asset value, additions, deletions or substitutions of common stocks held by the Index Fund and the manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, whether a Knock-Out Event has occurred, if applicable, or the amount payable on your note on the stated maturity date and the trading value of your note before maturity or automatic call, if applicable. The amount payable on your note and its value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the Index Fund’s net asset value, or if BGFA discontinues or suspends calculation or publication of the Index Fund’s net asset value, in which case it may become difficult to determine the value of your note. If events such as these occur or if the closing price of one share of the Index Fund is not available on a Valuation Date, the calculation agent may determine the closing price of one share of the Index Fund on such Valuation Date and thus the amount payable on the maturity date in a manner it considers appropriate, in its sole discretion.

In addition, Morgan Stanley Capital International Inc. (“MSCI”), the publisher of the Underlying Index, is responsible for calculating and maintaining the Underlying Index. We are not affiliated with MSCI in any way and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Underlying Index. The policies of MSCI concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the common stocks included in the Underlying Index, could affect the level of the Underlying Index and consequently could affect the market prices of the shares of the Index Fund and, therefore, affect whether a Knock-Out Event has occurred, if applicable, or the amount payable on the notes at maturity or an automatic call, if applicable, and the value of the note before maturity or automatic call, if applicable. Additionally, MSCI may alter, discontinue or suspend calculation or dissemination of the Underlying Index. Any of these actions could adversely affect the value of the notes. MSCI has no obligation to consider your interests in calculating or revising the Underlying Index.

We do not assume any responsibility for the adequacy or accuracy of the information about the Index Fund or Underlying Index contained in this underlying supplement or any public disclosure of information by BGFA or MSCI. You, as an investor in the notes, should make your own investigation into the Index Fund and Underlying Index.

We cannot control the actions of any of the issuers of the common stocks held by the Index Fund or included in the Underlying Index, including actions that could adversely affect the value of your notes.

We are not affiliated with any of the common stocks held by the Index Fund or included in the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such common stocks, including actions that could affect the value of the shares of the Index Fund or your notes. None of the money you pay us will go to BGFA or any of the issuers of the common stocks held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The stocks that compose the Underlying Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the “SEC”), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities markets on which the stocks of the companies included in the Underlying Index are traded are not as large as the U.S. securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility relative to the U.S. securities markets. While industry concentration may be limited as described under “iShares® MSCI Emerging Markets Index Fund—Industry Concentration Policy,” in some cases, there may nevertheless be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of certain types of investors (including investment funds and other institutional investors) in these securities markets. As a result, the securities markets on which the stocks of the companies included in the Underlying Index are traded may be subject to significantly greater risk and price volatility than the U.S. securities markets.

Because foreign exchanges may be open on days when the Index Fund is not traded, the value of the securities underlying the Index Fund may change on days when shareholders will not be able to purchase or sell the Index Fund’s shares.

The countries whose indices are represented by the Underlying Index include Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

You will have no shareholder rights in the shares of the Index Fund or the common stocks held by the Index Fund.

Investing in the notes is not equivalent to investing in shares in the Index Fund or the common stocks held by the Index Fund. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions on the shares of the Index Fund or on the shares of common stocks held by the Index Fund, or other rights that holders of the shares of the Index Fund or the common stocks held by the Index Fund would have.

ISHARES® MSCI EMERGING MARKETS INDEX FUND

We have derived all information contained in this underlying supplement no. 850 regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. (“iShares®”), Barclays Global Investors, N.A. (“BGI”), and Barclays Global Fund Advisors (“BGFA”). The Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the Index Fund. The Index Fund is an exchange traded fund (“ETF”) that trades on the NYSE under the ticker symbol “EEM.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BGFA and the Index Fund, please see the Prospectus, dated January 1, 2007 (as supplemented on February 16, 2007). In addition, information about iShares® and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of publicly traded securities in emerging markets. As of April 30, 2007, the Index Fund’s three largest holdings were Samsung Electronics Co., Ltd., OAO Gazprom and POSCO.

Representative Sampling

The Index Fund pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the common stocks included in the Underlying Index. The Index Fund invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the Index Fund will concentrate its investments to approximately the same extent that the Underlying Index is so concentrated.

Holdings Information

As of April 30, 2007, 99.64% of the Index Fund’s holdings consisted on common stocks, 0.06% consisted of cash and 0.30% was in other assets, including dividends booked but not yet received. The following table summarizes the Index Fund’s top holdings in individual companies as of such date.

Top holdings in individual securities as of April 30, 2007

Company	Percentage of Total Holdings
Samsung Electronics Co.	3.79%
OAO Gazprom	3.68%
POSCO	3.52%
Taiwan Semiconductor Manufacturing Co.	3.20%
Kookmin Bank	2.72%
Siliconware Precision Industries Co.	2.20%
Chunghwa Telecom Co.	1.97%
LUKOIL	1.79%
United Microelectronics Corp.,	1.76%
China Mobile	1.73%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference therein.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BGI or BGFA. Neither BGI nor BGFA make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI nor BGFA has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

License Agreement with BGI

We have entered into a non-exclusive license agreement with BGI pursuant to which BGI has licensed us the right to use the iShares® mark in connection with the iShares® MSCI Emerging Markets Index Fund.

The license agreement between us and BGI requires that the following language be stated in this underlying supplement: “iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers Holdings Inc. The notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE MSCI EMERGING MARKETS INDEX

We have derived all information contained in this underlying supplement no. 850 regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. The MSCI Emerging Markets Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

MSCI Emerging Markets Index Composition and Maintenance

General

MSCI Equity Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired the rights to the indices and data from Capital International in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI indices to MSCI. The MSCI Equity Indices have covered the world’s developed markets since 1969 and, in 1988, MSCI commenced coverage of the emerging markets. MSCI applies the same criteria and calculation methodology across all markets for all equity indices, developed and emerging.

Selection Criteria

MSCI undertakes an index construction process, which involves: (i) defining the equity universe, (ii) adjusting the total market capitalization of all securities in the universe for free float available to foreign investors, (iii) classifying the universe of securities under the Global Industry Classification Standard (the “GICS”), and (iv) selecting securities for inclusion according to MSCI’s Index construction rules and guidelines.

Defining the Universe

The index construction process starts at the country level, with the identification of all listed securities for that country. MSCI classifies a company and its securities in one and only country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities in the Universe for Free Float

After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe using publicly available information. The process of free float adjusting market capitalization involves (i) defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float, (ii) assigning a free float-adjustment factor to each security, and (iii) calculating the free float-adjusted market capitalization of each security.

Classifying Securities Under the GICS

In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that MSCI believes best describes their business activities. The GICS provides a comprehensive classification scheme to industries worldwide.

Selecting Securities for Index Inclusion

In order to ensure a broad and fair representation in the indices of diverse business activities, MSCI follows a “bottom-up” approach to index construction, building indices from the industry group level up.

MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the analysis of:

•	Each company’s business activities and the diversification that its securities would bring to the index.

•

The size (based on free float-adjusted market capitalization) and liquidity of securities. MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

•	The estimated free float for the company and its individual share classes. In general, only securities of companies with estimated free float greater than 15% are considered for inclusion.

The free float of a security is the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: (i) strategic and other shareholdings not available for purchase by foreigners and (ii) limits on share ownership for foreigners.

Maintaining the MSCI Indices

The MSCI indices are maintained with the objective of reflecting changes in the relevant underlying equity markets on a timely basis. In maintaining the MSCI indices, emphasis is also placed on continuity, reliability and minimizing turnover in the indices. Maintaining the indices involves many aspects, including additions to and deletions from the indices and changes in number of shares and change in Foreign Inclusion Factors (“FIFs”) as a result of updated free float estimates.

Generally, index maintenance can be described by three broad categories of implementation of changes:

•	Annual full country index reviews that re-assesses the various dimensions of the equity universe for all countries and which are conducted on a fixed annual timetable;

•	Quarterly index reviews, aimed at more promptly reflecting other significant market events; and

•	Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as they occur.

Potential changes in the status of countries (stand-alone, emerging, developed) follow separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

The annual full country index review for all MSCI indices is carried out once every 12 months and implemented as of the close of the last business day of May. The implementation of changes resulting from a quarterly index review occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. Any country indices may be impacted at the quarterly index review. MSCI index additions and deletions due to quarterly index rebalancings are announced at least two weeks in advance.

The MSCI Emerging Markets Index

The Index is a free float-adjusted market capitalization index that is intended to measure the performance of certain emerging equity markets. It has a base date of December 31, 1987 and had on that date an initial value of 100.

As of April 30, 2007, the Index consisted of the following 25 emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel,

Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. The five largest sector weights were: Energy (15.21%), Materials (14.30%), Indusitrals (8.46%), Consumer Discretionaries (6.19%) and Consumer Staples (5.41%). The Index contained 852 constituents with a total market capitalization of US$2,595,119 million.

The Underlying Index is calculated in U.S. dollars on a real time basis and disseminated every 60 seconds during market trading hours. The Underlying Index is published by Bloomberg under the index symbol “MXEF”.